

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

August 11, 2009

Via U.S. Mail and Facsimile

Ronald K. Puetz
President, Chairman,
Chief Executive Officer and Director
Tri City Bankshares Corporation
6400 South 27th Street
Oak Creek, WI 53154

> **Re: Tri City Bankshares Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 000-09785**

Dear Mr. Puetz:

     We have completed our review of your Form 10-K and have no further comments at this time.

     Sincerely,

     William C-L Friar
     Senior Financial Analyst